Exhibit 1.3
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        Amendments to the Company's Articles according to a Resolution of the General Meeting of the Shareholders held on June 1, 2003

The following sections will replace section 104 to 108 of the Company's
Articles:


Insurance and Indemnity of Office Holders


104. The Company may, from time to time and subject to the provisions of any law, enter into a contract to insure any office holder, in full or in part, for liability resulting from an obligation imposed on him as a result of an action performed in his capacity as an office holder in the Company, for each of the following:

         (1) A breach of a duty of care towards the Company or towards another person.

         (2) A breach of a duty of trust towards the Company, provided that the office holder acted in good faith and had reasonable grounds to presume that his action would not harm the interests of the Company.

         (3) A financial obligation imposed on him in favor of another person.

105. The Company may, from time to time and subject to the provisions of any law, indemnify an office holder, in full or in part, for an obligation or expense imposed on him as a result of an action performed in his capacity as an office holder, as set out below:

         (1) A financial obligation imposed on him in favor of another person pursuant to a judgment, including a judgment given in a settlement or arbitration decision approved by the court.

         (2) Reasonable litigation expenses, including lawyer's fees requited by the office holder or imposed on him by a court, in a proceeding submitted against him by the Company or in its name or by another person, or in a criminal indictment in which he was acquitted, or a criminal indictment in which he was convicted of an offense not requiring proof of criminal intent.

106.     Subject to that stated in section 105 above, the Company may:

         (1) Give an advance undertaking to indemnify an office holder, provided that the undertaking is limited to types of events which, in the opinion of the board of directors, are foreseeable in advance at the time the undertaking to indemnify is given, and in an amount which the board of directors has determined is a reasonable amount under the circumstances, on condition that the amount paid for one set of events shall not exceed 25% of the company's equity according to the latest financial statements - annual or quarterly - as published near the date of payment of the indemnification;

         (2)  To indemnify an office holder retroactively.


107. In addition to that stated in sections 104, 105, 106 and 107, and without derogating from that stated therein, the Company may enter into an insurance contract, to exempt in advance, indemnify or undertake in advance to indemnifyPersons who are not office holders in the Company, including employees, contractors or consultants of the Company who are not office holders therein.

         Decisions involving the matters included in section 108 shall be reached by the general manager, a committee of the board of directors, the board of directors, the general meeting or any other of the Company's institutions, all pursuant to the powers under these Articles or pursuant to the requirements of any law.

108. The provisions of sections 104, 105, 106, and 107 shall also apply to a corporation acting as office holder in the Company and to a substitute director.

108A. With regard to sections 104, 105, 106, 107 and 108 above, the term "office holder" shall have the same meaning as that given to it in the Companies Law, 5759-1999".